Exhibit 99.1

Unaudited Condensed CONSOLIDATED interim FINANCIAL STATEMENTS

For the three and six months ended December 31, 2024 and 2023

(Expressed in United States Dollars)

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in US dollars)

	Notes	December 31, 2024	June 30, 2024
ASSETS
Current Assets
Cash and cash equivalents	13	$18,061,992	$21,950,211
Short-term investments		247,795	258,702
Receivables		44,173	51,340
Deposits and prepayments		318,213	338,824
		18,672,173	22,599,077
Non-current Assets
Equity investments		43,537	56,539
Property, Plant and equipment	4	1,152,068	1,244,530
Mineral property interests	5	114,654,730	113,765,931
TOTAL ASSETS		$134,522,508	$137,666,077

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	6	$1,001,282	$1,163,836
Due to a related party	7	37,825	50,302
		1,039,107	1,214,138
Total Liabilities		1,039,107	1,214,138

Equity
Share capital	8	182,757,685	182,010,834
Share-based payment reserve		20,439,827	19,931,083
Accumulated other comprehensive income		6,931,403	9,311,400
Deficit		(76,645,514)	(74,645,012)
Total equity attributable to the equity holders of the Company		133,483,401	136,608,305
Non-controlling interests	9	-	(156,366)
Total Equity		133,483,401	136,451,939

TOTAL LIABILITIES AND EQUITY		$134,522,508	$137,666,077

Approved on behalf of the Board:

(Signed) Maria Tang
Director

(Signed) Andrew Williams
Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Loss

(Expressed in US dollars)

		Three months ended December 31,		Six Months Ended December 31,
	Notes	2024	2023	2024	2023
Operating expense
Project evaluation and corporate development		$(5,337)	$(76,553)	$(15,777)	$(189,537)
Depreciation	4	(49,782)	(54,345)	(99,720)	(104,958)
Filing and listing		(65,878)	(85,109)	(169,196)	(167,031)
Investor relations		(36,671)	(53,340)	(202,928)	(144,103)
Professional fees		(109,436)	(106,685)	(219,229)	(193,091)
Salaries and benefits		(441,926)	(650,973)	(849,318)	(1,101,112)
Office and administration		(485,940)	(379,675)	(788,355)	(712,461)
Share-based compensation	8(b)	(395,670)	(412,077)	(855,598)	(1,075,099)
		(1,590,640)	(1,818,757)	(3,200,121)	(3,687,392)

Other income
Income from investments	3	$190,040	$275,020	$440,338	$295,294
Gain on disposal of property, plant and equipment		-	-	-	51,418
Foreign exchange gain		635,941	16,666	736,116	66,995
		825,981	291,686	1,176,454	413,707

Net loss		$(764,659)	$(1,527,071)	$(2,023,667)	$(3,273,685)

Attributable to:
Equity holders of the Company		$(742,869)	$(1,524,108)	$(2,000,502)	$(3,270,124)
Non-controlling interests	9	(21,790)	(2,963)	(23,165)	(3,561)
Net loss		$(764,659)	$(1,527,071)	$(2,023,667)	$(3,273,685)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted		$(0.00)	$(0.01)	$(0.01)	$(0.02)
Weighted average number of common shares - basic and diluted		171,526,721	170,936,494	171,471,452	164,334,249

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in US dollars)

		Three months ended December 31,		Six Months Ended December 31,
	Notes	2024	2023	2024	2023

Net loss		$(764,659)	$(1,527,071)	$(2,023,667)	$(3,273,685)
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income (loss):
Currency translation adjustment, net of tax of $nil		(2,687,111)	858,251	(2,032,275)	528,380
Items reclassified to net income:
Cumulative translation adjustment upon wind-up of a subsidiary		(464,256)	-	(464,256)	-
Other comprehensive income (loss), net of taxes		$(3,151,367)	$858,251	$(2,496,531)	$528,380

Attributable to:
Equity holders of the Company		$(3,031,018)	$855,030	$(2,379,997)	$566,228
Non-controlling interests	9	(120,349)	3,221	(116,534)	(37,848)
Other comprehensive income (loss), net of taxes		$(3,151,367)	$858,251	$(2,496,531)	$528,380
Total comprehensive loss, net of taxes		$(3,916,026)	$(668,820)	$(4,520,198)	$(2,745,305)

Attributable to:
Equity holders of the Company		$(3,773,887)	$(669,078)	$(4,380,499)	$(2,703,896)
Non-controlling interests	9	(142,139)	258	(139,699)	(41,409)
Total comprehensive loss, net of taxes		$(3,916,026)	$(668,820)	$(4,520,198)	$(2,745,305)

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in US dollars)

		Three months ended December 31,		Six Months Ended December 31,
	Notes	2024	2023	2024	2023

Operating activities
Net loss		$(764,659)	$(1,527,071)	$(2,023,667)	$(3,273,685)
Add (deduct) items not affecting cash:
Income from investments	3	(190,040)	(275,020)	(440,338)	(295,294)
Depreciation	4	49,782	54,345	99,720	104,958
Gain on disposal of property, plant and equipment		-	-	-	(51,418)
Share-based compensation	8(b)	395,670	358,359	855,598	1,034,498
Foreign exchange gain		(635,941)	(16,666)	(736,116)	(66,995)
Changes in non-cash operating working capital	13	(194,792)	(886,642)	(5,895)	(287,429)
Interest received	3	197,321	276,590	461,917	300,721
Net cash used in operating activities		(1,142,659)	(2,016,105)	(1,788,781)	(2,534,644)

Investing activities
Mineral property interest
Capital expenditures		(574,953)	(786,430)	(1,447,677)	(2,983,215)
Property, plant and equipment
Additions	4	(4,384)	(1,788)	(7,848)	(135,706)
Proceeds on disposals	4	-	-	-	58,776
Net cash used in investing activities		(579,337)	(788,218)	(1,455,525)	(3,060,145)

Financing activities
Proceeds from issuance of common shares for bought deal, net of transaction and issuance costs	8(c)	-	-	-	24,446,086
Proceeds from issuance of common shares for option exercised		3,773	71,629	3,773	135,684
Net cash provided by financing activities		3,773	71,629	3,773	24,581,770

Effect of exchange rate changes on cash		(1,175,672)	552,164	(647,686)	553,863

Increase (decrease) in cash		(2,893,895)	(2,180,530)	(3,888,219)	19,540,844

Cash and cash equivalent, beginning of the period		20,955,887	28,017,686	21,950,211	6,296,312

Cash and cash equivalent, end of the period		$18,061,992	$25,837,156	$18,061,992	$25,837,156
Supplementary cash flow information	13

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in US dollars)

		Share capital			Accumulated		Total equity attributable to
	Notes	Number of common shares issued	Amount	Share-based payment reserve	other comprehensive income (loss)	Deficit	the equity holders of the Company	Non-controlling interests	Total equity
Balance, July 1, 2023		157,491,172	$155,840,052	$18,636,297	$10,227,980	$(68,623,306)	$116,081,023	$(110,137)	$115,970,886
Options exercised	8(b)(i)	85,000	197,213	(61,529)	-	-	135,684	-	135,684
Restricted share units distributed	8(b)(ii)	259,210	746,526	(746,526)	-	-	-	-	-
Share-based compensation		-	-	1,194,965	-	-	1,194,965	-	1,194,965
Common shares issued through bought deal financing	8(c)	13,208,000	24,446,086	-	-	-	24,446,086	-	24,446,086
Net loss		-	-	-	-	(3,270,124)	(3,270,124)	(3,561)	(3,273,685)
Currency translation adjustment		-	-	-	566,228	-	566,228	(37,848)	528,380
Balance, December 31, 2023		171,043,382	$181,229,877	$19,023,207	$10,794,208	$(71,893,430)	$139,153,862	$(151,546)	$139,002,316
Restricted share units distributed		255,737	780,957	(780,957)	-	-	-	-	-
Share-based compensation		-	-	1,688,833	-	-	1,688,833	-	1,688,833
Net loss		-	-	-	-	(2,751,582)	(2,751,582)	(2,011)	(2,753,593)
Currency translation adjustment		-	-	-	(1,482,808)		(1,482,808)	(2,809)	(1,485,617)
Balance, June 30, 2024		171,299,119	$182,010,834	$19,931,083	$9,311,400	$(74,645,012)	$136,608,305	$(156,366)	$136,451,939
Options exercised	8(b)(i)	2,500	5,086	(1,313)	-	-	3,773	-	3,773
Restricted share units distributed	8(b)(ii)	338,594	741,765	(741,765)	-	-	-	-	-
Share-based compensation	8(b)	-	-	1,251,822	-	-	1,251,822	-	1,251,822
Derecognition upon wind-up of a subsidiary		-	-	-	-	-	-	296,065	296,065
Net loss		-	-	-	-	(2,000,502)	(2,000,502)	(23,165)	(2,023,667)
Currency translation adjustment		-	-	-	(2,379,997)	-	(2,379,997)	(116,534)	(2,496,531)
Balance, December 31, 2024		171,640,213	$182,757,685	$20,439,827	$6,931,403	$(76,645,514)	$133,483,401	$-	$133,483,401

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

1.	CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2024. These unaudited condensed consolidated interim financial statements follow the same accounting policies, estimates and judgements set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2024.

The Company reclassified the changes in “other tax receivable” under investing activities of $50,170 and $104,466, respectively to “capital expenditures” on the Consolidated Interim Statements of Cash Flows for the three and six months comparative period ended December 31, 2023 under “mineral property interest”. The change in presentation, effective July 1, 2022, did not have an effect on the Company’s total assets, net assets, results of operations, loss per share or net cash flows.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended December 31, 2024 and 2023 were approved and authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) dated on February 5, 2025.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	December 31,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2024	2024	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
New Pacific Success Inc.	Holding company	BVI	100%	100%
New Pacific Forward Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Minera Hastings S.R.L.	Mining company	Bolivia	100%	100%	Carangas
Qinghai Found Mining Co., Ltd.(ii)	Mining company	China	0%	82%

(i) British Virgin Islands (“BVI”)

(ii) Qinghai Found Mining Co., Ltd. was wound-up on November 22, 2024

3.	INCOME FROM INVESTMENTS

Income from investments consist of:

	Three months ended December 31,		Six Months Ended December 31,
	2024	2023	2024	2023
Fair value change on equity investments	$(7,972)	$(11,626)	$(10,672)	$(5,141)
Fair value change on bonds	691	10,056	(10,907)	(286)
Interest income	197,321	276,590	461,917	300,721
Income from investments	$190,040	$275,020	$440,338	$295,294

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

Cost	Land and building	Machinery	Motor vehicles	Office equipment and furniture	Computer software	Total
Balance, July 1, 2023	$630,000	$485,617	$579,032	$267,275	$93,515	2,055,439
Additions	-	1,023	-	136,171	-	137,194
Disposals	-	-	(110,838)	(30,709)	-	(141,547)
Reclassifed among asset groups	-	(18,296)	18,296	-	-	-
Reclassifed to mineral property interests	-	(10,685)	-	-	-	(10,685)
Foreign currency translation impact	-	-	-	(3,209)	(3,054)	(6,263)
Balance, June 30, 2024	$630,000	$457,659	$486,490	$369,528	$90,461	$2,034,138
Additions	-	-	-	7,848	-	7,848
Foreign currency translation impact	-	-	-	(4,636)	(4,413)	(9,049)
Balance, December 31, 2024	$630,000	$457,659	$486,490	$372,740	$86,048	$2,032,937

Accumulated depreciation and amortization
Balance, July 1, 2023	$-	$(170,912)	$(296,910)	$(177,284)	$(70,494)	$(715,600)
Depreciation	-	(60,682)	(94,549)	(46,349)	(11,711)	(213,291)
Disposals	-	-	110,837	23,352	-	134,189
Foreign currency translation impact	-	-	-	2,676	2,418	5,094
Balance, June 30, 2024	$-	$(231,594)	$(280,622)	$(197,605)	$(79,787)	$(789,608)
Depreciation	-	(30,547)	(40,147)	(23,281)	(5,745)	(99,720)
Foreign currency translation impact	-	-	-	4,336	4,123	8,459
Balance, December 31, 2024	$-	$(262,141)	$(320,769)	$(216,550)	$(81,409)	$(880,869)

Carrying amount
Balance, June 30, 2024	$630,000	$226,065	$205,868	$171,923	$10,674	$1,244,530
Balance, December 31, 2024	$630,000	$195,518	$165,721	$156,190	$4,639	$1,152,068

For the three and six months ended December 31, 2024, certain equipment were disposed for proceeds of $nil and $nil, respectively, (three and six months ended December 31, 2023 - $nil and $58,776, respectively) and gain of $nil and $nil, respectively (three and six months ended December 31, 2023 - $nil and $51,418, respectively).

5.	MINERAL PROPERTY INTERESTS

(a)	Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 33 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the three and six months ended December 30, 2024, total expenditures of $418,680 and $935,787, respectively (three and six months ended December 31, 2023 - $413,362 and $1,379,261, respectively) were capitalized under the project.

(b)	Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project.

For the three and six months ended December 31, 2024, total expenditures of $387,175 and $750,396, respectively (three and six months ended December 31, 2023 - $321,877 and $936,734, respectively) were capitalized under the project.

(c)	Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the three and six months ended December 31, 2024, total expenditures of $5,736 and $31,879, respectively (three and six months ended December 31, 2023 - $10,125 and $77,441, respectively) were capitalized under the project.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, July 1, 2023	86,135,820	18,137,910	4,862,942	109,136,672
Capitalized exploration expenditures
Reporting and assessment	999,402	408,874	-	1,408,276
Drilling and assaying	47,217	23,894	-	71,111
Project management and support	1,765,297	1,079,177	63,919	2,908,393
Camp service	249,764	241,945	36,754	528,463
Permit and license	33,073	9,308	-	42,381
Value added tax receivable	112,332	31,061	979	144,372
Foreign currency impact	(365,571)	(78,127)	(30,039)	(473,737)
Balance, June 30, 2024	88,977,334	19,854,042	4,934,555	113,765,931
Capitalized exploration expenditures
Reporting and assessment	87,855	123,090	-	210,945
Drilling and assaying	-	6,763	-	6,763
Project management and support	670,260	511,156	21,349	1,202,765
Camp service	115,301	67,554	9,514	192,369
Permit and license	3,175	34,023	-	37,198
Value added tax receivable	59,196	7,810	1,016	68,022
Foreign currency impact	(614,287)	(171,199)	(43,777)	(829,263)
Balance, December 31, 2024	89,298,834	20,433,239	4,922,657	114,654,730

6.	TRADE AND OTHER PAYABLES

Trade and other payable consist of:

	December 31, 2024	June 30, 2024
Trade payable	$333,828	$575,268
Accrued liabilities	667,454	588,568
	$1,001,282	$1,163,836

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

7.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere, if any, in the consolidated financial statements are as follows:

Due to a related party	December 31, 2024	June 30, 2024
Silvercorp Metals Inc.	$37,825	$50,302

(a) Silvercorp Metals Inc. (“Silvercorp”) has one director and one officer (June 30, 2024 – one director) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the three and six months ended December 31, 2024 were $278,094 and $495,753, respectively (three and six months ended December 31, 2023 - $193,296 and $409,487, respectively).

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and six months ended December 31, 2024 and 2023 are as follows:

	Three months ended December 31,		Six months ended December 31,
	2024	2023	2024	2023
Director’s cash compensation	$16,086	$26,892	$32,580	$42,112
Director’s share-based compensation	108,124	118,698	228,194	258,275
Key management’s cash compensation	113,555	289,507	279,522	585,871
Key management’s share-based compensation	232,162	402,154	496,737	884,777
	$469,927	$837,251	$1,037,033	$1,771,035

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

8.	SHARE CAPITAL

(a)	Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the three and six months ended December 31, 2024, a total of $395,670 and $855,598, respectively (three and six months ended December 31, 2023 - $412,077 and $1,075,099, respectively) was recorded as share-based compensation expense.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

For the three and six months ended December 31, 2024, a total of $nil and $nil, respectively (three and six months ended December 31, 2023 – reduction of $(53,718) and $(40,604), respectively) were included in the project evaluation and corporate development expense.

For the three and six months ended December 31, 2024, a total of $184,421 and $396,224, respectively (three and six months ended December 31, 2023 – reduction of $(56,606) and addition of $160,467, respectively) was capitalized under mineral property interests.

(i)	Stock options

The continuity schedule of stock options, as at December 31, 2024, is as follows:

	Number of options	Weighted average exercise price (CAD$)
Balance, July 1, 2023	3,957,167	$3.37
Options granted	1,335,000	2.10
Options exercised	(85,000)	2.15
Options forfeited	(745,000)	3.68
Options expired	(689,167)	2.15
Balance, June 30, 2024	3,773,000	$3.11
Options exercised	(2,500)	$2.10
Options forfeited	(35,000)	3.35
Balance, December 31, 2024	3,735,500	$3.11

The following table summarizes information about stock options outstanding as at December 31, 2024:

		Weighted		Weighted
	Number of options	average remaining	Number of options	average
Exercise prices (CAD$)	outstanding as at December 31, 2024	contractual life (years)	exercisable as at December 31, 2024	exercise price (CAD$)
$2.10	1,313,500	4.04	216,834	$2.10
3.33	533,000	2.09	444,167	3.33
3.42	753,000	3.05	376,500	3.42
3.67	120,000	3.06	60,000	3.67
3.89	10,000	2.14	8,334	3.89
3.92	50,000	3.29	25,000	3.92
4.00	956,000	2.43	796,667	4.00
$2.10 - $4.00	3,735,500	3.11	1,927,502	$3.51

Page | 12

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

(ii)	RSUs

The continuity schedule of RSUs, as at December 31, 2024, is as follows:

	Number of shares	Weighted average grant date closing price per share (CAD$)
Balance, July 1, 2023	1,897,160	$3.79
Granted	1,024,000	2.10
Forfeited	(278,999)	3.67
Distributed	(514,947)	4.00
Balance, June 30, 2024	2,127,214	$2.94
Forfeited	(10,834)	2.10
Distributed	(338,594)	3.06
Balance, December 31, 2024	1,777,786	$2.92

Subsequent to December 31, 2024, a total of 110,586 RSUs were vested and distributed.

(c)	Bought deal financing

On September 29, 2023, the Company successfully closed a bought deal financing to issue a total of 13,208,000 common shares at a price of $1.96 (CAD $2.65) per common share for gross proceeds of $25,888,462. The underwriter’s fee and other issuance costs for the transaction were $1,442,376.

9.	NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2023	$(110,137)
Share of net loss	(5,572)
Share of other comprehensive loss	(40,657)
Balance, June 30, 2024	$(156,366)
Share of net loss	(23,165)
Share of other comprehensive loss	(116,534)
Derecognition upon wind-up of a subsidiary	296,065
Balance, December 31, 2024	$-

The Company’s subsidiary Qinghai Found was wound-up on November 22, 2024. Non-controlling interest of $296,065 was derecognized upon the wind-up.

As at December 31, 2024, the non-controlling interest in the Company’s subsidiary Qinghai Found was 0% (June 30, 2024 - 18%).

10.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Page | 13

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024 and June 30, 2024 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$18,061,992	$-	$-	$18,061,992
Short-term investment - bonds	247,795	-	-	247,795
Equity investments	43,537	-	-	43,537

	Fair value as at June 30, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$21,950,211	$-	$-	$21,950,211
Short-term investment - bonds	258,702	-	-	258,702
Equity investments	56,539	-	-	56,539

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2024, and June 30, 2024, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2, or 3 during the six months ended December 31, 2024.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at December 31, 2024, the Company had a working capital position of $17,633,066 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration and development expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

Page | 14

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

In the normal course of business, the Company may enter into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	December 31, 2024		June 30, 2024
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$1,001,282	$1,001,282	$1,163,836
Due to a related party	37,825	$37,825	50,302
	$1,039,107	$1,039,107	$1,214,138

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary is RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	December 31, 2024	June 30, 2024
United States dollars	$718,131	$331,138
Bolivianos	587,760	261,353
Total	$1,305,891	$592,491

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$54,988	$57,116
Bolivianos	416,164	520,046
Total	$471,152	$577,162

As at December 31, 2024, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $6,600.

As at December 31, 2024, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $1,700.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2024. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

Page | 15

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

(e)	Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash and cash equivalent that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalent is held with major financial institutions. Bonds by nature are exposed to more credit risk than cash and cash equivalent. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at December 31, 2024, the Company had a receivables balance of $44,173 (June 30, 2024 - $51,340).

(f)	Equity Price Risk

The Company holds certain marketable securities and bonds that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at December 31, 2024, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $29,000.

11.	CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash, cash equivalents and short term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

12.	SEGMENTED INFORMATION

As at and for the six months ended December 31, 2024, the Company operates in four (as at and for the six months ended December 31, 2023 – four) reportable operating segments, one being the corporate segment; the other three being the exploration and development segments based on mineral properties in Bolivia. These reportable segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

Page | 16

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

(a)	Segment information for assets and liabilities are as follows:

	December 31, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$17,736,876	$204,056	$106,380	$14,680	$18,061,992
Short-term investments	247,795	-	-	-	247,795
Equity investments	43,537	-	-	-	43,537
Plant and equipment	171,684	311,836	25,772	642,776	1,152,068
Mineral property interests	-	89,298,834	20,433,239	4,922,657	114,654,730
Other assets	344,175	6,163	10,755	1,293	362,386
Total Assets	$18,544,067	$89,820,889	$20,576,146	$5,581,406	$134,522,508

Total Liabilities	$(834,813)	$(192,827)	$(10,804)	$(663)	$(1,039,107)

	June 30, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$21,703,189	$97,281	$73,013	$76,728	$21,950,211
Short-term investments	258,702	-	-	-	258,702
Equity investments	56,539	-	-	-	56,539
Plant and equipment	191,423	374,662	30,328	648,117	1,244,530
Mineral property interests	-	88,977,334	19,854,042	4,934,555	113,765,931
Other assets	346,294	30,451	13,009	410	390,164
Total Assets	$22,556,147	$89,479,728	$19,970,392	$5,659,810	$137,666,077

Total Liabilities	$(955,500)	$(171,108)	$(81,574)	$(5,956)	$(1,214,138)

Page | 17

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

(b)	Segment information for operating results are as follows:

	Three months ended December 31, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(5,337)	$-	$-	$-	$(5,337)
Salaries and benefits	(441,926)	-	-	-	(441,926)
Share-based compensation	(395,670)	-	-	-	(395,670)
Other operating expenses	(659,759)	(80,673)	(3,888)	(3,387)	(747,707)
Total operating expense	(1,502,692)	(80,673)	(3,888)	(3,387)	(1,590,640)

Income from investments	190,040	-	-	-	190,040
Foreign exchange gain	570,632	50,020	15,288	1	635,941
Net (loss) income	$(742,020)	$(30,653)	$11,400	$(3,386)	$(764,659)

Attributed to:
Equity holders of the Company	$(720,230)	$(30,653)	$11,400	$(3,386)	$(742,869)
Non-controlling interests	(21,790)	-	-	-	(21,790)
Net (loss) income	$(742,020)	$(30,653)	$11,400	$(3,386)	$(764,659)

	Three months ended December 31, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(76,553)	-	$-	$-	$(76,553)
Salaries and benefits	(650,973)	-	-	-	(650,973)
Share-based compensation	(412,077)	-	-	-	(412,077)
Other operating expenses	(584,179)	(79,330)	(10,376)	(5,269)	(679,154)
Total operating expense	(1,723,782)	(79,330)	(10,376)	(5,269)	(1,818,757)

Income from investments	275,020	-	-	-	275,020
Foreign exchange gain	16,666	-	-	-	16,666
Net loss	$(1,432,096)	$(79,330)	$(10,376)	$(5,269)	$(1,527,071)

Attributed to:
Equity holders of the Company	$(1,429,133)	$(79,330)	$(10,376)	$(5,269)	$(1,524,108)
Non-controlling interests	(2,963)	-	-	-	(2,963)
Net loss	$(1,432,096)	$(79,330)	$(10,376)	$(5,269)	$(1,527,071)

Page | 18

New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three and six months ended December 31, 2024 and 2023

(Expressed in US dollars)

	Six months ended December 31, 2024
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(13,640)	$(2,137)	$-	$-	$(15,777)
Salaries and benefits	(849,318)	-	-	-	(849,318)
Share-based compensation	(855,598)	-	-	-	(855,598)
Other operating expenses	(1,265,020)	(196,561)	(11,696)	(6,151)	(1,479,428)
Total operating expense	(2,983,576)	(198,698)	(11,696)	(6,151)	(3,200,121)

Income from investments	440,338	-	-	-	440,338
Foreign exchange gain	639,347	67,284	29,482	3	736,116
Net (loss) income	$(1,903,891)	$(131,414)	$17,786	$(6,148)	$(2,023,667)

Attributed to:
Equity holders of the Company	$(1,880,726)	$(131,414)	$17,786	$(6,148)	$(2,000,502)
Non-controlling interests	(23,165)	-	-	-	(23,165)
Net (loss) income	$(1,903,891)	$(131,414)	$17,786	$(6,148)	$(2,023,667)

	Six months ended December 31, 2023
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(189,537)	-	$-	$-	$(189,537)
Salaries and benefits	(1,101,112)	-	-	-	(1,101,112)
Share-based compensation	(1,075,099)	-	-	-	(1,075,099)
Other operating expenses	(1,154,182)	(136,112)	(22,633)	(8,717)	(1,321,644)
Total operating expense	(3,519,930)	(136,112)	(22,633)	(8,717)	(3,687,392)

Income from investments	295,294	-	-	-	295,294
(Loss) gain on disposal of plant and equipment	(488)	51,906	-	-	51,418
Foreign exchange gain	56,678	-	10,317	-	66,995
Net loss	$(3,168,446)	$(84,206)	$(12,316)	$(8,717)	$(3,273,685)

Attributed to:
Equity holders of the Company	$(3,164,885)	$(84,206)	$(12,316)	$(8,717)	$(3,270,124)
Non-controlling interests	(3,561)	-	-	-	(3,561)
Net loss	$(3,168,446)	$(84,206)	$(12,316)	$(8,717)	$(3,273,685)

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended December 31,		Six Months Ended December 31,
Changes in non-cash operating working capital:	2024	2023	2024	2023
Receivables	$(15,866)	$64,428	$5,483	$85,645
Deposits and prepayments	129,364	(14,494)	5,696	(33,798)
Accounts payable and accrued liabilities	(268,882)	(844,135)	(6,632)	(406,861)
Due to a related party	(39,408)	(92,441)	(10,442)	67,585
	$(194,792)	$(886,642)	$(5,895)	$(287,429)

	Three months ended December 31,		Six Months Ended December 31,
Non-cash capital transactions:	2024	2023	2024	2023
Reduction of capital expenditures of mineral property interest in accounts payable and accrued liabilities	$52,217	$(117,008)	$(125,838)	$(839,183)
Addition of capital expenditure of mineral property interest from deposits and prepayments	$-	$182,718	$-	$182,718

Cash and cash equivalents:	December 31, 2024	June 30, 2024
Cash on hand and at bank	$10,980,684	$10,689,181
Cash equivalents	7,081,308	11,261,030
	$18,061,992	$21,950,211

Page | 19